SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                        Crown Castle International Corp.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    228227104
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street Suite 700
                             Denver, Colorado 80202
                                 (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 11, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 19 Pages

CUSIP No. 228227104                                           Page 2 of 19 Pages


1.       Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Centennial Fund IV, L.P.


2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)  X


3.       SEC Use Only


4.       Source of Funds (See Instructions)          WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.       Citizenship or Place of Organization        Delaware


Number of                  7.       Sole Voting Power         4,765,340
Shares Bene-
ficially                   8.       Shared voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power    4,765,340
Person With
                           10.      Shared Dispositive Power

11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 4,765,340


12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)   X


13.      Percent of Class Represented by Amount in Row (11)   3.3%


14.      Type of Reporting Person (See Instructions)   PN

CUSIP No. 228227104                                           Page 3 of 19 Pages


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Centennial Holdings IV, L.P.


2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)  X


3.   SEC Use Only


4.   Source of Funds (See Instructions)


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization


Number of                  7.       Sole Voting Power      5,001,337
Shares Bene-
ficially                   8.       Shared voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power 5,001,337
Person With
                           10.      Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:   5,001,337


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X


13.   Percent of Class Represented by Amount in Row (11)    3.5%


14.   Type of Reporting Person (See Instructions)  PN

CUSIP No. 228227104                                           Page 4 of 19 Pages


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Centennial Fund V, L.P.


2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)  X


3.   SEC Use Only


4.   Source of Funds (See Instructions)     WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization   Delaware


Number of                  7.       Sole Voting Power         3,331,285
Shares Bene-
ficially                   8.       Shared voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power    3,331,285
Person With
                           10.      Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:   3,331,285


12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)   X


13.   Percent of Class Represented by Amount in Row (11)  2.3%


14.   Type of Reporting Person (See Instructions)  PN

CUSIP No. 228227104                                           Page 5 of 19 Pages


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Centennial Entrepreneurs Fund V, L.P.


2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)   X


3.   SEC Use Only


4.   Source of Funds (See Instructions)     WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization   Delaware


Number of                  7.       Sole Voting Power         103,415
Shares Bene-
ficially                   8.       Shared voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power    103,415
Person With
                           10.      Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:   103,415


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X


13.   Percent of Class Represented by Amount in Row (11)    .001%


14.   Type of Reporting Person (See Instructions)  PN

CUSIP No. 228227104                                           Page 6 of 19 Pages


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Centennial Holdings V, L.P.


2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)  X


3.   SEC Use Only


4.   Source of Funds (See Instructions)


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization   Delaware


Number of                  7.       Sole Voting Power         3,434,700
Shares Bene-
ficially                   8.       Shared voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power    3,434,700
Person With
                           10.      Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person     3,434,700


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X


13.   Percent of Class Represented by Amount in Row (11)    2.4%


14.   Type of Reporting Person (See Instructions)  PN

                             Introductory Statement

                  This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares") of Crown Castle International
Corp., a Delaware corporation (the "Company"). This amendment is filed by Centennial Fund IV, L.P., a Delaware limited partnership ("Centennial IV"), Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings IV"), Centennial Fund V, L.P., a Delaware limited partnership ("Centennial V"), Centennial Entrepreneurs Fund V, L.P., a Delaware limited partnership ("Entrepreneurs V"), and Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V") (collectively, the "Centennial Reporting Persons").

                  This amendment amends Items 4, 5, 6 and 7, with respect to information concerning the Centennial Reporting Persons, of a statement of
Schedule 13D (the "Original Filing") previously filed by Digital Future Investments B.V.; TeleDiffusion de France International S.A.; TeleDiffusion de France; France Telecom; Candover Investments plc; Candover (Trustees) Limited; Candover Partners Limited (as general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No.2 Limited Partnership, the Candover 1994 US No.1 Limited Partnership and the Candover 1994 US No.2 Limited Partnership); Candover Services Limited; Ted B. Miller, Jr.; The Miller 1996 Gift Trust; Robert A. Crown (individually and for the Robert A. Crown grantor retained annuity trust); Barbara A. Crown (individually and for the Barbara A. Crown grantor retained annuity trust); Berkshire Fund III, A Limited Partnership; Third Berkshire Associates Limited Partnership; Berkshire Fund IV, Limited Partnership; Fourth Berkshire Associates LLC; Berkshire Investors LLC; Centennial IV; Holdings IV; Centennial V; Entrepreneurs V; Holdings V; Nassau Capital Partners II, L.P.; Nassau Capital LLC; NAS Partners I, L.L.C.; Fay, Richwhite Communications Limited; PNC Venture Corp.; PNC Holding Corp.; PNC Bank Corp.; American Home Assurance Company; American International Group, Inc.; New York Life Insurance Company; The Northwestern Mutual Life Insurance Company; Harvard Private Capital Holdings, Inc.; Charlesbank Capital Partners, LLC; Prime VIII, L.P. and Prime SKA I, L.L.C. No Centennial Reporting Person assumes responsibility for the completeness or accuracy of the information contained in the Original Filing or any amendment to the Original Filing concerning any other person.


Item 4.  Purpose of Transaction

                  No change except for the addition of the following:

                  On November 11, 1999, Centennial IV, Centennial V and Centennial Entrepreneurs Fund V distributed a total of 1,200,000, 400,000 and 12,000 Shares, respectively, to their respective partners. In such distribution, Holdings IV and Holdings V received a total of 254,802 and 3,567 Shares, respectively, and Holdings IV and Holdings V immediately distributed 18,805 and 3,567 of such Shares, respectively, to their respective partners.

                  Such distributions were done in the ordinary course of operations by the Centennial Reporting Persons. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Shares, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Centennial Reporting Persons may from time to time purchase Shares, dispose of all or a portion of the Shares that it holds, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

                  The information contained in Item 6 of this amendment is hereby incorporated by reference.


Item 5.  Interest in Securities of the Issuer.

                  No change except for the addition of the following:

                  (a) Centennial IV is the direct beneficial owner of 4,765,340 Shares, or approximately 3.3% of the 144,915,296 outstanding Shares as of November 1, 1999, as reported in the Company's quarterly report of Form 10-Q for the quarter ended September 30, 1999 (the "Outstanding Shares"). By virtue of the relationships previously reported under Item 2 of the Original Filing, Holdings IV may be deemed to have indirect beneficial ownership of the Shares directly beneficially owned by Centennial IV. Holdings IV is the direct beneficial owner of 235,997 Shares, or approximately 0.2% of the Outstanding Shares.

                  Centennial V is the direct beneficial owner of 3,331,285 Shares, or approximately 2.3% of the Outstanding Shares. By virtue of the relationships previously reported under Item 2 of the Original Filing, Holdings V may be deemed to have indirect beneficial ownership of the Shares directly beneficially owned by Centennial V.

                  Centennial Entrepreneurs V is the direct beneficial owner of 103,415 Shares, or approximately .001% of the Outstanding Shares. By virtue of the relationships previously reported under Item 2 of the Original Filing, Holdings V may be deemed to have indirect beneficial ownership of the Shares directly beneficially owned by Centennial Entrepreneurs V.

                  On January 14, 1999, Mr. Jeffrey Schutz, a general partner of Holdings IV and Holdings V and a director of the Company, received an option for 5,000 Shares in connection with his services as a director of the Company. Mr. Schutz holds such options on behalf of Centennial IV and Centennial V and Centennial IV and Centennial V may be deemed to have an economic interest in such underlying Shares. Mr. Schutz disclaims beneficial ownership of the Shares underlying such option.

                  Certain of the 18,805 Shares distributed by Holdings IV to its partners and 3,567 Shares distributed by Holdings V to its partners are held by the general partners of Holdings IV and Holdings V.

                  (c) The information under the first paragraph of Item 4 of this amendment is hereby incorporated by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  No change except for the addition of the following:

                  The Stockholders Agreement dated August 21, 1998, previously filed as Exhibit 2 to the Original Filing, was amended by amendments number 1, 2, 3, and 4, which amendments are filed as exhibits to this amended statement and are incorporated by reference.


Item 7.  Material to be Filed as Exhibits.

                  No change except the addition of the following:

                  Exhibit  1.   Amendment   dated   November  12,  1998  to  the
                  Stockholders Agreement dated August 21, 1998 among Crown Castle International Corp. and certain stockholders, incorporated by reference to Exhibit 15 to the amended statement on Schedule 13D filed by Candover Investments plc, Candover (Trustees) Limited, Candover Partners Limited (as general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No.2 Limited Partnership, the Candover 1994 US No.1 Limited Partnership and the Candover 1994 US No.2 Limited Partnership) and Candover Services Limited on November 9, 1999 (the "Candover 13D").

                  Exhibit 2. Amendment dated May 24, 1999 to the Stockholders Agreement dated August 21, 1998 among Crown Castle International Corp. and certain stockholders, incorporated by reference to Exhibit 16 to the Candover 13D.

                  Exhibit 3. Amendment dated August 11, 1999 to the Stockholders Agreement dated August 21, 1998 among Crown Castle International Corp. and certain stockholders, incorporated by reference to Exhibit 17 to the Candover 13D.

                  Exhibit 4. Amendment dated October 1, 1999 to the Stockholders Agreement dated August 21, 1998 among Crown Castle International Corp. and certain stockholders, incorporated by reference to Exhibit 18 to the Candover 13D.

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 18, 1999                     /s/ Jeffrey Schutz
                                            Jeffrey  Schutz,  as general partner
                                            of  Centennial  Holdings  IV,  L.P.,
                                            general  partner of Centennial  Fund
                                            IV, L.P., and as general  partner of
                                            Centennial Holdings V, L.P., general
                                            partner of  Centennial  Fund V, L.P.
                                            and  Centennial  Entrepreneurs  Fund
                                            V., L.P.